VIRAGEN, INC.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
(954) 233-8746
February 13, 2006
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mail Stop 6010

Re:	Viragen, Inc. Form 10-K for the Fiscal Year Ended June 30, 2005 Form 10-Q for the Fiscal Quarter Ended September 30, 2005 File No. 001-15823
Ladies and Gentlemen:
     We are writing to respond to the Staff’s letter dated January 31, 2006, relating to our Form 10-Q for the fiscal quarter ended September 30, 2005.
     The following response corresponds to the Staff’s comment in its January 31, 2006 letter.
Form 10-Q – September 30, 2005
Financial Statements, page 2
Note E. Convertible notes and debentures, page 10
     1. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued in connection with the September 15, 2005 securities purchase agreement should be classified as liabilities and whether the conversion feature should be bifurcated from the convertible debt instrument. Since the registration rights agreement requires net cash settlement if the registration statement ceases for any reason to remain continuously effective, it appears as though you fail paragraph 12 of 00-19 and that the warrants should be classified as liabilities. Changes in the fair value of the warrants would then be recorded in earnings until settlement.
Response: In evaluating whether the warrants issued in connection with the September 15, 2005 securities purchase agreement should be classified in stockholders’ equity or as a liability and whether the conversion feature should be bifurcated from the convertible debt instrument, we reviewed the provisions of the related registration rights agreement and the guidance in EITF Issue 00-19. We note that the related registration rights agreement does not contain a provision that requires net-cash settlement if the registration statement ceases for any reason to remain continuously effective. Rather, the registration rights agreement provides for a specific remedy, other than net-cash settlement, based on a percentage of the aggregate purchase price of the then

United States Securities and
Exchange Commission
February 13, 2006

outstanding balance of the convertible debentures. We note that no penalty is calculated on either the value or number of shares underlying the warrants, but only on the aggregate purchase price of the then outstanding balance of the convertible debentures.
In reviewing the additional conditions necessary for equity classification outlined in paragraphs 12 through 32 of EITF Issue 00-19, we do not believe net-cash settlement should be assumed in accounting for this agreement. Specifically, we considered the following criteria in EITF Issue 00-19:
a)	The Company is not required to deliver only registered shares upon exercise of the warrants or conversion of the debentures. Further, the warrant and debenture documents specifically state that the warrants may be exercised/settled and that the debentures may be converted, in whole or in part, from the closing date of the transaction, which was prior to the commencement of the registration process (and thus the penalties in the registration rights agreement would not have applied at that point). In addition, the Company has not had a failed registration statement within six months prior to the classification assessment date.

b)	At the classification assessment date, the Company had sufficient authorized and unissued shares available to settle the contract (both the warrants and the conversion option) after considering all other commitments that may require the issuance of stock during the maximum period the warrants and convertible debentures could remain outstanding.

c)	The warrants and convertible debentures provide an explicit number of shares to be delivered upon exercise or conversion.

d)	The registration rights agreement does not provide for net-cash settlement in the event the Company does not make timely filings with the SEC. There are provisions in the registration rights agreement that provide for a payment of 1.5% per month, or portion thereof, as liquidated damages if we failed to file the registration statement with the SEC within 45 days of the closing of the transaction, failed to achieve effectiveness of the registration statement within 90 days of the closing of the transaction or if we fail to maintain effectiveness of the registration statement (see section 2(b)(v)).

e)	The registration rights agreement does not provide for cash payments to the investors if the shares delivered upon exercise of the warrants or conversion of the debentures are subsequently sold by the investors and the sales proceeds are insufficient to provide the investors with a fixed return.

f)	Upon exercise of the warrants or conversion of the convertible debentures, the investors will receive shares of the Company’s common stock, which do not have rights that rank higher than those of our stockholders.

g)	There are no requirements in the warrants or convertible debentures that the Company post collateral at any time for any reason.

United States Securities and
Exchange Commission
February 13, 2006

     In addition, because the embedded derivative included in the convertible debentures (call option on the Company’s common stock) is indexed to the Company’s common stock and would be classified in stockholders’ equity had it been free-standing (based on the criteria in EITF 00-19 as discussed above), the embedded derivative included in the convertible debentures is not required to be bifurcated as described in SFAS 133 paragraph 11(a).
     We thank the Staff for their comment. After careful review of the relevant guidance including, EITF Issue 98-5, EITF Issue 00-27 and EITF Issue 00-19 as well as the specific provisions contained in the Company’s September 15, 2005 securities purchase agreement, the Company believes it has properly accounted for the warrants and conversion feature of the convertible debentures. We note that we believe recognition of any potential penalties under the registration rights agreement would need to be considered under SFAS No. 5, and we further note that the registration statement was filed timely relative to the registration rights agreement and has been declared effective.
     In further recognition of the Staff’s comment, we have modified and expanded our disclosures to clarify the terms and conditions of the debentures and related warrants in our Quarterly Report for the quarter ended December 31, 2005.
     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,
/s/ Dennis W. Healey
Dennis W. Healey
Executive Vice President and Chief Financial Officer